INTEGRATED VENTURES, INC.

73 Buck Road, Suite 2

Huntingdon Valley, PA 19006

November 23, 2020

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Integrated Ventures, Inc.
SEC Comment Letter dated November 10, 2020
Registration Statement on Form S-1
Filed October 22, 2020
File No. 333-249596

Dear Sir/Madam:

Please find below responses to comments of the staff of the Securities and Exchange Commission in its letter dated November 10, 2020 (the “Comment Letter”) relating to the filing made by Integsrated Ventures, Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

The Company has filed, concurrently with the filing of this correspondence, an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Registration Statement on Form S-1

Selling Stockholders, page 24

1.	We note that you have attempted to register the resale of common stock underlying the convertible promissory note that you issued to Eagle Equities, LLC on August 4, 2020. It appears that you have not completed the private placement of the convertible note and that, therefore, registration of the common stock is not permissible at this time. In this regard, we note that Eagle Equities does not appear to be irrevocably bound to purchase the securities; for example, we note that the purchase agreement and note are assignable. In addition, Eagle Equities does not appear to be at market risk for the unissued shares; for example, we note that you have agreed to reduce the conversion price of the note and the par value of your common stock in certain cases. Finally, it is premature to register the resale of the underlying common stock at this time, because the closing of the private placement will not necessarily occur within a short time after effectiveness of the registration statement; in this regard, we note that Eagle Equities is permitted to purchase the Unfunded Balance until February 4, 2022.

The Company and Eagle Equities, LLC have amended the Securities Purchase Agreement and Note, dated August 4, 2020, pursuant to an Amendment to the Agreement and the Note (the “Amendment”) effective November 16, 2020, to reduce the principal amount of the Note to $543,478.26 the aggregate principal balance after the two completed fundings under the Note that have taken place: The first closing date under the Note (“Closing”) was held on August 4, 2020, at which the Company sold, and the Buyer purchased the first tranche under the Note for a $271,739.13 portion of the principal balance of the Note, for a purchase price of $250,000, reflecting the OID of 8%. A subsequent Closing of an additional $271,739.13 portion of the Note (the “Second Tranche”) took place on October 22, 2020. The purchase price for the $271,739.13 Second Tranche of the Note was $250,000 as well, representing the OID of 8%. The total amount now due under the Note, as amended on November 16, 2020, following the two completed closings is $543,478.26, which amount corresponds to total aggregate principal balance of the Note purchased in the two completed closings. Now there is no unfunded balance under the Note as a result of the Amendment reducing the principal amount thereof to the aggregate principal balance of the Note following the two completed closings, and the financings under the Note have been completed. This amendment is disclosed in a Current Report on Form 8-K, filed by the Company with the SEC on November 18, 2020, and the discussion of the amendment in the prospectus is referenced in Footnote 3 to the Calculation of Registration Fee table on the Registration Statement cover.

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Sincerely,

INTEGRATED VENTURES, INC.

By:	/s/ Steve Rubakh
Steve Rubakh
Chief Executive Officer

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